SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Berry Global Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

08579W103
(CUSIP Number)
Canyon Partners, LLC 2000 Avenue of the Stars, 11th Floor Los Angeles, CA 90067 (310) 272-1000 Attention: Jonathan M. Kaplan
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08579W103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,315,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,315,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,315,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 08579W103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Mitchell R. Julis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,315,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,315,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08579W103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Joshua S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,315,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,315,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08579W103	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Berry Global Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 101 Oakley Street, Evansville, Indiana, 47710.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Canyon Capital Advisors LLC (“CCA”), with respect to the shares of Common Stock directly held by certain managed accounts with respect to which it acts as investment advisor, including Canyon Value Realization Fund, L.P. (“VRF”), The Canyon Value Realization Master Fund (Cayman), L.P. (“CVRF”), Canyon Value Realization Fund MAC 18, Ltd. (“CVRFM”), Canyon Balanced Master Fund, Ltd. (“CBEF”), Canyon-GRF Master Fund II, L.P. (“GRF2”) and EP Canyon Ltd. (“PERMIO”) (collectively, the “Accounts”);

(ii) Mr. Mitchell R. Julis (“Mr. Julis”), with respect to the shares of Common Stock directly held by the Accounts; and

(iii) Mr. Joshua S. Friedman (“Mr. Friedman”), with respect to the shares of Common Stock directly held by the Accounts.

Messrs. Julis and Friedman manage CCA and control entities which own 100% of CCA.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Julis, Mr. Friedman expressly disclaims beneficial ownership of any of the securities held by the Accounts.

(b)	The address of the business office of each of the Reporting Persons is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 08579W103	SCHEDULE 13D	Page 6 of 10 Pages

(f)	CCA is a limited liability company organized under the laws of the state of Delaware. Each of Mr. Julis and Mr. Friedman is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $429,168,403 was paid to acquire such Common Stock. Funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of the Accounts and margin borrowings described in the following sentence. Such shares of Common Stock are held by accounts managed by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On February 23, 2020, CCA issued a press release (the “Press Release”) containing a letter that was delivered to the Issuer by CCA asking the Issuer to immediately take the following steps: (1) publicly announce that it has hired an investment bank or other financial advisor to develop a clear plan of action toward accelerated deleveraging; (2) commit to achieving an investment grade rating (and cease M&A activity other than deleveraging transactions); and (3) get in front of environmental, social and governance trends and correct market misperceptions about sustainability. This description of the Press Release containing the letter is qualified in its entirety by reference to the full text of the Press Release, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

The Reporting Persons may, from time to time, engage in discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties regarding the foregoing and a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board incentive programs, strategic alternatives and transactions, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 08579W103	SCHEDULE 13D	Page 7 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 132,400,000 shares of Common Stock to be outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2019 filed with the Securities and Exchange Commission on January 31, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons and the Accounts is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Accounts.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 08579W103	SCHEDULE 13D	Page 8 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Press Release, issued on February 23, 2020.

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 08579W103	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2020

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

CUSIP No. 08579W103	SCHEDULE 13D	Page 10 of 10 Pages

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Common Stock effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

01/10/2020	31,300	44.8219
01/16/2020	84,000	47.5227
01/17/2020	155,000	48.3768
01/21/2020	50,000	48.1231
01/21/2020	20,918	48.1151
01/22/2020	13,100	48.3700
01/22/2020	193,900	48.3287
01/31/2020	175,000	44.0632
01/31/2020	48,310	43.6874
02/18/2020	70,000	42.0858
02/19/2020	500,000	42.9711
02/20/2020	47,540	42.9300
02/21/2020	206,121	43.9057

EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Canyon Partners Sends Letter to Berry Global’s Board of Directors

LOS ANGELES, Feb. 23, 2020 /PRNewswire/ -- Canyon Capital Advisors LLC, the investment advisor to funds and accounts (together with Canyon Capital Advisors LLC, “Canyon”) that beneficially own, in the aggregate, over 9 million shares, or almost 7.0% of the outstanding common stock of Berry Global, Inc. (“Berry” or the “Company”) (NYSE: BERY), today sent a letter to Berry’s Board of Directors and senior management team asking the Company to immediately take the following steps: (1) publicly announce that it has hired an investment bank or other financial advisor to develop a clear plan of action toward accelerated deleveraging; (2) commit to achieving an investment grade rating (and cease M&A activity other than deleveraging transactions); and (3) get in front of environmental, social and governance ("ESG") trends and correct market misperceptions about sustainability.

The full text of the letter sent to Berry’s Board of Directors can be read below:

February 23, 2020

Via FedEx

Mr. Thomas E. Salmon

President and CEO

Berry Global, Inc.

101 Oakley Street

Evansville, Indiana 47710

Re:	Berry Global, Inc. Capital Allocation

Dear Mr. Salmon:

Canyon Capital Advisors LLC is the investment advisor to funds and accounts (together with Canyon Capital Advisors LLC, “Canyon”) that beneficially own, in the aggregate, over 9 million shares, or almost 7.0% of the outstanding common stock of Berry Global, Inc. (“Berry” or the “Company”). After extensive study and analysis, we believe that Berry continues to be significantly undervalued and that there are readily available steps by which the Company can unlock significant value for shareholders.

Canyon has been an investor in the packaging industry for decades and has held Berry debt and equity for more than fifteen years. We pride ourselves on being long-term oriented shareholders with supportive management relationships. To that end, we appreciate the steps that Berry took following our prior correspondence to authorize a $500 million share repurchase program in August 2018 and to consummate the acquisition of RPC Group Plc ("RPC") in 2019. We believe Berry has acquired the global scale and innovation expertise to lead the packaging industry into a sustainable future. However, at this point more should be done to unlock value for shareholders.

As described below, Canyon believes that Berry should immediately take the following steps: (1) publicly announce that it has hired an investment bank or other financial advisor to develop a clear plan of action toward accelerated deleveraging; (2) commit to achieving an investment grade rating (and cease M&A activity other than deleveraging transactions); and (3) get in front of environmental, social and governance ("ESG") trends and correct market misperceptions about sustainability.

During the course of Berry's existence as a public company, valuation of the Company's stock has lagged that of peers due to persistent concerns by investors regarding organic volumes, and the stock has been acutely discounted when – as now – leverage is high. In connection with the release of the Company's first quarter 2020 results and the accompanying earnings call, management's tone has been constructive on volumes, but Berry's stock has meaningfully lagged in 2020 YTD (down 6.8% vs. S&P up 3.3% and peer group1 +0.6%) after significantly lagging in 2019 as well (flat vs. S&P up 29% and peer group +34%). While we are encouraged by management's conviction to meet guidance for the fiscal quarters ended March and June 2020, the Company has missed expectations in the past and therefore has failed to give the market confidence in management or its historic levering M&A strategy.

However, we are confident management will deliver on volume growth in the Company's Health, Hygiene and Specialties division and its Engineered Materials division, as was done for the Consumer Products division after years of market concern about the division. As investors in Berry’s capital structure for the past 15 years, we appreciate management’s efforts to consistently grow margins and cash flow in the course of integrating new businesses, sometimes at the expense of volumes, as the Company eliminates lower margin operations and rationalizes SKUs. We remain confident management will continue its past record of exceeding its cash flow targets, as it has done every year as a public company.

Strategies Should Focus on Deleveraging and Achieving an Investment Grade Rating

But given Berry’s rapid growth through acquisition, we believe now is the time to optimize the portfolio of assets by monetizing non-core assets for accelerated deleveraging. We also believe the private market for packaging assets has never been stronger, with EBITDA sale multiples well into the double digits as can be seen in the table below. As such, we believe selling non-core assets would be both highly accretive and deleveraging for the Company.

____________________________

[1] Peer group refers to selected comparable packaging companies (Amcor, Aptar, Ball, Crown, Graphic Packaging, Sealed Air, Silgan Holdings, and Sonoco Products)

Berry's stock historically has traded at a discount during periods when it is excessively leveraged. That is the case now, as the Company is operating with a debt/EBITDA ratio of 4.9x. The chart below reflects the market's historical valuation of Berry since it went public and illustrates the Company's leverage over the same period.

A look at Berry’s peer group also shows a high correlation between low leverage and stock price performance. We recognize that the Company has had success in generating substantial free cash flow, which has created interest coverage of 4.8x. The last time Berry's leverage was at a level similar to what it is today was in 2016, at which point interest coverage was 4.4x. This would suggest that the Company is in a better position today to handle its financial leverage than it was in 2016, yet the market valuation of the Company today is lower. Berry is significantly undervalued, currently trading at 7.3x 2020 EBITDA and a 14.2% FCF yield while comparable plastic packaging companies trade at 9-12x and 5-6% FCF yields. Berry’s closest peer, Amcor, is particularly notable by contrast. The market is valuing it at a 4-5x EBITDA premium to Berry, largely on account of a less levered capital structure and capital allocation policy that allows it to pay a dividend and repurchase shares, all while sustainably reinvesting in its business.

The decline in Berry's stock price is concerning given the performance of the market as a whole, and more worrisome still when Berry is compared to its peer group. Berry has provided a total shareholder return ("TSR") of -15.6% over the past year and -12.4% over the past three years. Over those same periods respectively, Berry's peers group has averaged TSRs of +14.4% and +27.1% while the S&P has returned +19.9% and +41.1%. What is more, the Company's liquidity and the attractiveness of passively owning its stock have been impaired by the Company's not being included in the S&P 400 Index. In our view, the Company's investor relations group could be more proactive in this respect. Anecdotally, Canyon has spoken with large institutional investors in Berry’s peer group who have commented that they would like to, but cannot, own Berry’s stock with its current levels of leverage.

We believe that the Company's will be able to generate at least $800 million in free cash flow in 2020, but we think that accelerated deleveraging by making targeted divestitures of non-core assets is critical at this stage in order to improve TSR. Berry's sale of the Seal for Life business provides a practical example of how the Company can divest. Canyon believes the Company should immediately retain an investment bank or other financial advisor to evaluate and provide guidance with respect to divestitures and other possible means of accelerated deleveraging.

More Work Needs to be Done With Respect to ESG

Canyon also believes that Berry should get in front of ESG trends and correct market misperceptions about the sustainability of its products. Berry is positioned extremely well in the growing conversation regarding ESG due to the Company's scale, R&D prowess and global partnership with CPG customers who are promising to use more recycled content. The volume growth that the Company is poised to deliver should go a long way toward countering the notion that plastics are unpopular from a sustainability perspective, but more can be done to ensure that the right message is conveyed to the market on these issues.

Examples of companies that have determined to get ahead of ESG perceptions and market storylines regarding sustainability include Nestlé, which has committed to pay $2 billion to develop a market for food grade recycled resins, and Unilever, which transitioned to post-consumer resins for Helmann's Mayonnaise. Berry itself has announced a collaboration with SABIC to drive the innovation and use of polyolefin resins made from chemical recycling, and an agreement with Georgia-Pacific Recycling to create a closed loop system to recover, segregate, and reprocess post-consumer resin. Each of those was a commendable step in shifting toward sustainable products. However, more work on this score is needed.

Although the Company recently has been more vocal with respect to ESG issues, faulty market perceptions have proven difficult to alter. It is readily apparent that the market has embraced the sustainability narrative as it relates to aluminum can makers, which are being valued well above historical average multiples. We believe very strongly that Berry and the rest of the plastic packaging supply chain has an equally compelling sustainability story to tell and we think the Company's efforts to do so can be more focused. ESG ratings should be a high priority for investor relations and management, but the Company appears to be behind the rest of the market in this respect, which is disconcerting given significant investor scrutiny in this area. Management and IR need to address ESG ratings proactively, not reactively as has been the case.

We appreciate that sustainability is a complex issue, and the current market perception that one substrate is “more sustainable” than others is overly simplistic. Misperceptions that should be corrected include those relating to the impact of carbon emissions, water and other natural resource usage, food production, food waste, and end of life treatment (e.g., recycling). As the charts below reflect and the public should be made aware, plastic can mitigate food waste and compares favorably from an environmental perspective to other materials, and an improved recycling rate will make it clear that plastic must be part of the solution, not the problem.

Canyon appreciates the Company's attention to the concerns expressed in this letter. We are available to further discuss those concerns, as well as the strategies we propose regarding them, with management and the Board at their convenience.

Sincerely,

CANYON CAPITAL ADVISORS LLC

cc:	Board of Directors c/o Jason K. Greene, Executive VP, Chief Legal Officer & Secretary (same address)

About Canyon Partners LLC

Founded and partner owned since 1990, Canyon employs a deep value, credit intensive approach across its investment platform. Canyon specializes in value-oriented special situation investments for endowments, foundations, pension funds, sovereign wealth funds, family offices and other institutional investors. The firm invests across a broad range of asset classes, including distressed loans, corporate bonds, convertible bonds, securitized assets, direct investments, real estate, arbitrage, and event-oriented equities. For more information visit: www.canyonpartners.com.

Media Contact:
Brian Schaffer
Prosek Partners
(646) 818-9229
bschaffer@prosek.com

SOURCE Canyon Partners LLC

EXHIBIT 2

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 25, 2020

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN